UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

CYTOKINETICS, INCORPORATED

(Name of Issuer)

COMMON STOCK, $0.001 par value

(Title of Class of Securities)

23282W100

(CUSIP Number)

David J. Scott, Esq.

Senior Vice President,

General Counsel and Secretary

Amgen Inc.

One Amgen Center Drive

Thousand Oaks, CA 91320-1799

(805) 447-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject of class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

(page 1 of 6 pages)

CUSIP No. 23282W100	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Amgen Inc. I.R.S. Employer Identification No. 95-3540776
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,909,406
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 11,909,406
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,909,406
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.58%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 157,038,827 outstanding shares of Issuer common stock, $0.001 par value per share (comprised of 148,614,227 shares of Issuer common stock outstanding as of April 26, 2013 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2013, plus 8,424,600 shares of common stock issued in the transaction described in this Schedule 13D).

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.001 par value per share (the “Common Stock”), of Cytokinetics, Incorporated, a Delaware corporation (the “Issuer”), having its principal executive offices at 280 East Grand Avenue, South San Francisco, California 94080.

Item 2. Identity and Background.

(a)-(c), (f) The name of the corporation filing this Statement is Amgen Inc., a Delaware corporation (“Amgen”). The address of Amgen’s principal business is One Amgen Center Drive, Thousand Oaks, California 91320. Amgen is a global biotechnology company that discovers, develops, manufactures and delivers human therapeutics. The name, citizenship, business address and present principal occupation of each executive officer and director of Amgen is listed on Schedule A attached hereto (Amgen, together with the individuals identified on Schedule A, being referred to herein as the “Reporting Persons”).

(d) As disclosed in Amgen’s Annual Report on Form 10-K for the year ended December 31, 2012, filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2013, Amgen pled guilty to a single misdemeanor count of misbranding Aranesp® in a way that was different from the dosages in the product’s label. The plea was entered on December 18, 2012 in the New York Eastern District Court and was accepted by the court on December 19, 2012. Except with respect to the foregoing, neither Amgen, nor to the knowledge of Amgen, any other Reporting Person has, during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) Neither Amgen, nor to the knowledge of Amgen, any other Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On June 11, 2013, Amgen and the Issuer entered into a Common Stock Purchase Agreement (the “2013 CSPA”), which provided for the sale to Amgen of 8,424,600 shares of the Issuer’s Common Stock (the “Shares”) based on an aggregate purchase price of $10,000,000 and a price per share based on the 10-day trailing average of the closing price of the Issuer’s stock on NASDAQ ending on the last trading day prior to the execution of the 2013 CSPA. Pursuant to the terms of the 2013 CSPA, Amgen received registration rights with respect to the Shares and agreed to certain trading and other restrictions with respect to the Issuer’s Common Stock, as further described in Item 6.

All funds for the purchase of the Shares were obtained from the working capital of Amgen.

Item 4. Purpose of Transaction.

From time to time in the past, where circumstances warranted, Amgen has acquired equity securities of public and private companies with which Amgen has had a collaborative, licensing or other strategic relationship. Amgen purchased the Shares described herein as partial consideration for rights to extend its previously disclosed strategic collaboration with the Issuer to Japan, as further described in Item 6.

From time to time, representatives of Amgen have engaged in preliminary discussions with the Issuer concerning a possible business transaction around the Issuer’s scientific programs. In each case, except for the current collaboration with the Issuer regarding its cardiac contractility program described in Item 6, such discussions were terminated at a preliminary stage without resulting in any agreements. Such discussions could be renewed at any time in the future, the outcome of which would depend on the parties’ ability to reach agreement on the material terms for any such transaction.

Amgen acquired the Shares for investment purposes. Amgen reviews its investment in the Issuer on a continual basis and intends to closely monitor and evaluate the business affairs, financial position and performance of the Issuer, including, but not limited to, an analysis and assessment of the capital markets in general, developments concerning the Issuer and the Issuer’s share price, capital structure, management, and prospects. Depending on these and other factors deemed relevant by Amgen, Amgen may, directly or indirectly, acquire additional shares of the Issuer’s Common Stock as it deems appropriate, in open market purchases, privately negotiated transactions or otherwise, or suggest or take a position with respect to the management, operations or capital structure, of the Issuer, including by taking, proposing or supporting one or more of the actions described in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Alternatively, subject to the requirements of the 2013 CSPA, Amgen may dispose of some or all of its shares of the Issuer’s Common Stock now owned or hereafter acquired by it, in open market sales, privately negotiated transactions or otherwise. Other than as described above, Amgen currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Amgen may be deemed to have the following:

(i) Sole power to vote or direct the vote: 11,909,406

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition: 11,909,406

(iv) Shared power to dispose or direct the disposition of: -0-

Such Common Stock constitutes 7.58% of the Issuer’s outstanding Common Stock. This calculation is based on the Issuer having 157,038,827 outstanding shares of Common Stock (comprised of 148,614,227 shares of Common Stock outstanding as of April 26, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with Commission on May 8, 2013, plus 8,424,600 shares of common stock issued in the transaction described in this Schedule 13D).

To the knowledge of Amgen, no other Reporting Person has an equity or other ownership interest in the Issuer.

(c) Other than the purchase of Shares disclosed in this Schedule 13D, neither Amgen, nor, to the knowledge of Amgen, any other Reporting Person, has effected any transactions with respect to the Issuer’s Common Stock within the last 60 days.

(d) To the knowledge of Amgen, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer deemed to be beneficially owned by Amgen.

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 3 and 4 above summarize certain provisions of the 2013 CSPA. Under the terms of the 2013 CSPA, Amgen has agreed not to sell any of the Shares during a lock-up period in place from the purchase of the Shares until the earlier of (i) the second anniversary of the closing or (ii) the date on which the first Phase III clinical trial for omecamtiv mecarbil is initiated, and following such lock-up period, not to sell more than 25% of the Shares in any three-month period, subject to certain exceptions. Amgen also received registration rights for any Shares that by the end of the lock-up period cannot otherwise be sold free of restrictions under Rule 144 promulgated under the Securities Act of 1933, as amended.

A copy of the 2013 CSPA was filed by the Issuer as an exhibit to its Form 8-K filed on June 12, 2013, and is incorporated by reference herein.

As previously disclosed, on December 29, 2006, Amgen and the Issuer entered into a Collaboration and Option Agreement (the “Collaboration Agreement”) to discover, develop and commercialize novel small–molecule therapeutics that activate cardiac muscle contractility for potential applications in the treatment of heart failure. The collaboration between Amgen and the Issuer was worldwide, excluding Japan. The terms of the Collaboration Agreement also granted Amgen an option to assume responsibility for future development and commercialization of the Issuer’s cardiac contractility program, including the program’s lead drug candidate now known as omecamtiv mecarbil. In connection with entering the Collaboration Agreement, Amgen and the Issuer also entered into a security agreement that provides Amgen with a security interest in certain patents and related property to secure the Issuer’s obligations under the Collaboration Agreement.

In May 2009, Amgen exercised its option under the Collaboration Agreement and assumed responsibility for development and commercialization of omecamtiv mecarbil and related compounds. Amgen entered into the 2013 CSPA as partial consideration for an amendment to the Collaboration Agreement to expand its strategic collaboration with the Issuer to Japan.

Item 7. Material to be filed as Exhibits.

The following documents are filed as exhibits:

Exhibit 1	Common Stock Purchase Agreement, dated June 11, 2013, by and between Amgen Inc. and Cytokinetics, Incorporated (Filed as an exhibit to Form 8-K filed by Cytokinetics, Incorporated on June 12, 2013 and incorporated herein by reference.)

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: June 18, 2013	AMGEN INC.

/s/ David J. Scott
	Name:	David J. Scott
	Title:	Senior Vice President, General Counsel and Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF AMGEN INC.

The name, title and present principal occupation or employment of each of the directors and executive officers of Amgen Inc. are set forth below. The business address of each director and executive officer listed below is Amgen Inc., One Amgen Center Drive, Thousand Oaks, California 91320-1799. Each of the executive officers and directors listed below is a U.S. citizen, with the exceptions of Mr. de Carbonnel, who is a French citizen, and Mr. Peacock, who is a United Kingdom citizen.

Name	Principal Occupation[1]
Executive Officers
Robert A. Bradway	Chairman of the Board, Chief Executive Officer and President

Madhavan (Madhu) Balachandran	Executive Vice President, Operations

Sean E. Harper	Executive Vice President, Research and Development

Anthony C. Hooper	Executive Vice President, Global Commercial Operations

Brian McNamee	Senior Vice President, Human Resources

Cynthia M. Patton	Senior Vice President and Chief Compliance Officer

Jonathan Peacock	Executive Vice President and Chief Financial Officer

David J. Scott	Senior Vice President, General Counsel and Secretary

(1)	The principal occupation of each executive officer is with Amgen Inc.

Name	Principal Occupation
Directors
David Baltimore	President Emeritus and Robert Andrews Millikan Professor of Biology, California Institute of Technology

Frank J. Biondi, Jr.	Senior Managing Director, WaterView Advisors LLC

Robert A. Bradway	Chairman of the Board, Chief Executive Officer and President

Vance D. Coffman	Retired Chairman of the Board and Chief Executive Officer, Lockheed Martin Corporation

François de Carbonnel	Retired Senior Advisor, Global Corporate and Investment Bank of Citigroup

Robert A. Eckert	Retired Chairman of the Board and Chief Executive Officer, Mattel, Inc.

Rebecca M. Henderson	John and Natty McArthur University Professor, Harvard University

Frank C. Herringer	Chairman of the Board, Transamerica Corporation

Tyler Jacks	David H. Koch Professor of Biology and director of the David H. Koch Institute for Integrative Cancer Research, Massachusetts Institute of Technology

Gilbert S. Omenn	Professor of Internal Medicine, Human Genetics and Public Health and Director of the Center for Computational Medicine & Bioinformatics, University of Michigan

Judith C. Pelham	President Emeritus, Trinity Health

Leonard D. Schaeffer	Senior Advisor, TPG Capital and Partner at North Bristol Partners LLC

Ronald D. Sugar	Retired Chairman of the Board and Chief Executive Officer of Northrop Grumman Corporation

A-1